Filed by: IVAX Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Companies: Ivax Corporation
Commission File No. 001-09623

Attention: IVAX Employee Stock Purchase Plan (ESPP) Participants:
You should have recently received materials regarding the merger consideration election (cash or stock) for your ESPP shares. If you purchased shares through the ESPP during the 3rd quarter 2005 offering period, the number of shares indicated on your label in the previous mailing did not include those shares. You will be receiving a second, corrected package of materials shortly.
If you have not yet submitted your blue ESPP election form, please disregard the earlier documents and use the election form that you will receive shortly.
If you have already submitted the election form, no action is necessary, unless (1) you wish to change your previous election or (2) your ESPP share number has been updated and you wish to make a new election covering the updated share amount. As stated in today’s joint IVAX/Teva press release, the deadline for making an election has been extended and will be announced at a later date.
Any questions may be directed to Austin Kim in the Legal Dept. (x6074).
Louis Villafane
IVAX Benefits Dept.
305-575-6453
Louis Villafane@IVAX.com
This communication is being made in respect of the proposed merger involving Teva and IVAX. In connection with the proposed merger, Teva has filed a registration statement on Form F-4 containing a proxy statement/prospectus for the shareholders of Teva and IVAX, and IVAX has filed a proxy statement for the shareholders of IVAX with the SEC. Before making any voting or investment decision, IVAX’s and Teva’s shareholders and investors are urged to read the proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety because they contain important information about the proposed transaction. The registration statement containing the proxy statement/prospectus and other documents are available free of charge at the SEC’s website, www.sec.gov. You may also obtain the proxy statement/prospectus and other documents free of charge by contacting D. F. King & Co., Inc. toll-free at (800) 549-6697 in the United States, or, for calls made from outside the United States, at (212) 269-5550.